UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)
(Amendment No. 1)*

DEVRY EDUCATION GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

251893103
(CUSIP Number)

Shanda Scibilia
International Value Advisers, LLC
717 Fifth Avenue, 10th Floor
New York, NY 10022
(212) 584-3570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

International Value Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware, United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		11,414,354
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		12,221,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,221,652
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Vaulx
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

France
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		11,414,354
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		12,221,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,221,652
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 251893103

1.	Names of Reporting Persons.
I. R.S. Identification Nos. of above persons (entities only).

Charles de Lardemelle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		12,221,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,221,652
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in DeVry Education Group Inc. (“DeVry” or the “Issuer”). This Amendment supplements the Schedule 13D as previously filed on June 22, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 29, 2016, the Issuer entered into a Support Agreement with International Value Advisers, LLC (“IVA”), Michael W. Malafronte, the Managing Partner of IVA, and certain other parties related to IVA (the “Agreement”). In connection with the execution of the Agreement, Mr. Malafronte was appointed to the Issuer’s board of directors as the “IVA Designee” under the Agreement. The Agreement provides that unless the IVA Designee has resigned from the board of directors, the Issuer’s slate of nominees for election as directors at the Issuer’s 2016 annual meeting of stockholders shall include the IVA Designee. The Agreement further provides that for any annual meeting at which the IVA Designee is nominated by the Issuer, the Issuer will use reasonable best efforts to cause the election of the IVA Designee to the board of directors at such annual meeting. In addition, subject to certain exceptions, if the IVA Designee resigns from the board of directors or for any other reason is not serving on the Issuer’s board of directors, then IVA shall be entitled to designate a replacement board member for such IVA Designee that is reasonably satisfactory to the Issuer’s board of directors (and such replacement shall be deemed to be a “IVA Designee” under the Agreement). The Agreement also provides that so long as the IVA Designee serves on the board of directors (subject to the Issuer’s compliance with NYSE listing requirements and similar rules regarding independence of directors and committee members), the IVA Designee shall be, and concurrently with the execution of the Agreement the IVA Designee has been, appointed to (i) the compensation committee of the board of directors, (ii) the nominating committee of the board of directors and (iii) the external relations committee of the board of directors. The Issuer has agreed that for so long as the IVA Designee is on the Issuer’s board of directors, the Issuer shall notify IVA, in writing, as to the board’s decision whether or not to nominate the IVA Designee for election at any annual meeting of stockholders following the 2016 annual meeting not later than 30 days prior to the advance notice deadline for making director nominations at such annual meeting.

The Issuer shall have no further obligations with respect to the nominating and election of an IVA Designee, and the IVA Designee shall resign from the board of directors, if at any time after the date of the Agreement (a) IVA, together with IVA affiliates, ceases collectively to beneficially own at least 10% of the Issuer’s outstanding shares of common stock, or (b) IVA or the IVA Designee materially breaches any obligation under the Agreement and fails to cure such breach within 10 business days after receipt by IVA of written notice from the Issuer specifying any such breach.

IVA has agreed to certain standstill provisions in the Agreement, including without limitation that IVA will not, during the standstill period, acquire beneficial ownership of any voting securities such that IVA and IVA affiliates would collectively beneficially own more than 19.9% of the Issuer’s issued and outstanding voting securities at such time. In addition, until the end of the standstill period, IVA has agreed that IVA and IVA affiliates shall cause all voting securities of the Issuer owned by IVA or IVA affiliates directly or indirectly as of the record date for any annual or special meeting of the Issuer’s stockholders within the standstill period not to be voted at such stockholders meetings to cause a majority of the board of directors of the Issuer to be comprised of directors that were not nominated by the Issuer’s board for election as a director. The standstill period is from the date of the Agreement until such time as the IVA Designee (or his replacement) is no longer a member of the board of directors.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit C	Support Agreement, dated June 29, 2016, by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael W. Malafronte.

SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2016

International Value Advisers, LLC

By:	/s/ Michael W. Malafronte
Name:	Michael W. Malafronte
Title:	Managing Partner

Charles de Vaulx

/s/ Charles de Vaulx

Charles de Lardemelle

/s/ Charles de Lardemelle

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by IVA during the past sixty days*

Exhibit B	Joint Filing Agreement*

Exhibit C	Support Agreement, dated June 29, 2016, by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael W. Malafronte.

*Previously Filed